February 19, 2020

William Chu
Chief Financial Officer
Toucan Interactive Corp
25 E. Foothill Boulevard
Arcadia, California 91006

       Re: Toucan Interactive Corp
           Form 10-K for the Fiscal Year Ended February 28, 2019
           Filed May 6, 2019
           File No. 333-195267

Dear Mr. Chu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services